SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               SCHEDULE 13D
                              (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 3)

                           MONARCH SERVICES, INC.
                             (Name of Issuer)

                  Common Stock, Par Value $.001 per share
                      (Title of Class of Securities)

                                  609020102
                               (CUSIP Number)

                          Michael W. Conron, Esquire
                       Venable, Baetjer and Howard, LLP
                          Suite 1800, 2 Hopkins Plaza
                             Baltimore, MD  21201
                                (410) 244-7608
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 19, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.: 609020102   13D

1.   NAME OF REPORTING PERSON:  A. Eric Dott

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
     UNDISCLOSED

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                               (b)[X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                          [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

   NUMBER OF
                 7.  SOLE VOTING POWER: 232,290 shares
    SHARES

  BENEFICIALLY
                 8.  SHARED VOTING POWER: -0- shares
    OWNED BY

      EACH
                 9.  SOLE DISPOSITIVE POWER: 232,290 shares
    REPORTING

     PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

      WITH

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      232,290 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                              [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.25%

14.   TYPE OF REPORTING PERSON:  IN


Item 1.    Security and Issuer.

      The class of equity securities to which this statement relates is Common Stock, $.001 par value, ("Common Stock") of Monarch Services, Inc., a Maryland corporation (the "Issuer"), which has its principal executive office at 4517 Harford Road, Baltimore, MD 21204. The Issuer's telephone number is (410) 254-9200.

Item 2.    Identity and Background.

     (a)    Mr. A. Eric Dott ("Mr. Dott")

     (b)    4517 Harford Road, Baltimore, MD  21214

     (c) Chairman of the Board of Directors, Monarch Services, Inc., 4517 Harford Road, Baltimore, MD 21214, a company engaged in the publication of a magazine.

     (d) Mr. Dott has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

     (e)    Mr. Dott has not been a party to a civil proceeding described in
Item 2(e) of Schedule 13D during the last five years.

     (f)    Mr. Dott is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

     Personal funds-approximately $51,825.50 for market purchases

Item 4.     Purpose of Transaction.

      The shares reported is this Schedule 13D are held for investment purposes. Mr. Dott intends, however, to continue to review his investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review Mr. Dott will take such action as he deems appropriate in light of the circumstances existing from time to time. In this connection, Mr. Dott may, subject to factors he deems relevant, purchase or otherwise acquire additional shares from time to time in the open market or in privately negotiated transactions or otherwise; or sell or otherwise dispose of, shares beneficially owned, whether now or in the future, from time to time in the open market, in privately negotiated transactions to one or more purchasers, or otherwise. Mr. Dott has not at the present time formulated any plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     (a) Aggregate Number of Shares of Common Stock: 232,290 shares

              Percentage of Class: 14.25% *

* Percentage calculation based on capitalization of Issuer set forth in Issuer's Quarterly Report on Form 10-QSB as filed with the Securities and Exchange Commission on September 14, 2001.

     (b) Voting power and disposition power with respect to all shares set forth in Item 5(a) is held solely by Mr. Dott.


     (c) The following transactions were effected by Mr. Dott during the past 60 days.

Transaction Date  Number of Shares  Price Per share  Transaction Type

8/07/01           1,000             3.25             Market Purchase
9/18/01           1,400             3.12             Market Purchase
9/18/01           1,100             3.10             Market Purchase
9/18/01             100             3.13             Market Purchase
9/18/01             100             3.11             Market Purchase
9/18/01             100             3.14             Market Purchase
9/18/01           2,200             3.15             Market Purchase
9/19/01           1,100             3.15             Market Purchase
9/19/01           5,000             3.25             Market Purchase
9/19/01             200             3.20             Market Purchase
9/19/01           3,700             3.25             Market Purchase

     (d)    Not applicable.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.     Material to be Filed as Exhibits.

None.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2001                    /S/ A. ERIC DOTT
                                          ----------------
                                          A. Eric Dott